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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

General Form For Registration of Securities
Pursuant to Section 12(b) or 12(g) of
The Securities Act of 1934

MICROMEDX, INC.
(Name of Small Business Issuer in Charter)

NEVADA (State or Other Jurisdiction of Incorporation or Organization)	33-0996284 (I.R.S. Employer Identification No.)
105 Nugget Court, Brampton, Ontario, Canada (Address of Principal Executive Offices)	L6T 5A9 (Zip Code)
(905) 458-7001 (Registrant's Telephone Number, including area code)

Securities to be registered pursuant Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
n/a	n/a

Securities to be registered pursuant Section 12(g) of the Act:

Common Equity, Par Value $.001
(Title of class)

MICROMEDX, INC.
FORM 10-SB
TABLE OF CONTENTS

PART I

Item 1.    Description of Business

        Micromedx, Inc. (the "Registrant" or the "Company") was incorporated as Michael Vision Technologies Corporation in the State of Nevada, on May 30, 1997. The Company's name was changed to Winq Industries, Inc., on August 27, 1997, and was subsequently changed to Micromedx, Inc. on June 11, 2002.

        The Registrant has limited operating history, the principal business of the Registrant is a technology development company incorporated to advance novel ideas in the biomedical industry and to bring to market applications of current, proven immuno- and nucleic acid diagnostic technologies. Micromedx is introducing a system of immuno testing methodologies for the global health care market. The focus will be on simple, easy to use diagnostic tests that will produce test results in less than ten minutes. These tests are directed to the clinical laboratory, point-of-care (POC), and over-the-counter (OTC) markets.

        The Registrant's principle objective is to focus on the development, manufacture and distribution of immuno-diagnostic products. In this rapidly growing (10 to 15% per annum) field of medical diagnostics technology, there is sustained demand for more specialized and improved diagnostic tests. The immuno-diagnostic field has seen a tremendous growth in selected markets over the last decade (10 to more than 20% per annum).

        The Registrant has minimal sales of its products to date and does not anticipate sales until the second quarter of its 2004 fiscal year. The Registrant's business address is 105 Nugget Court, Brampton, Ontario, Canada L6T 5A9.

OVERVIEW

        The immuno-diagnostic market is expected to continue growing at a significant rate through the end of this decade. Worldwide, total market revenues for immuno-diagnostic products have reached over U.S.$20 billion by the year 2000. Micromedx plans to capitalize upon the enormous potential within this sector of the healthcare industry and plans to implement specific strategies to secure its niche position in the immuno-diagnostic market.

        The most significant trend affecting healthcare systems worldwide is the need to contain spiraling costs. Micromedx's Rapid Assay technology is specifically designed to meet the demand for simplified products that can be used on a low volume throughput basis that are to be used by a health care professional. The shift from a centralized delivery system to point-of-care (POC) and over-the-counter (OTC) delivery systems results in significant cost savings and better patient care by providing test results within minutes, not days or weeks.

        The tests will be specific and sensitive and will be applicable in various areas including infectious agents, blood borne diseases, cancer and cancer causing agents, autoimmune diseases, and veterinary medicine. As more disease specific markers become available, the demand for newer applications of this technology is expected to increase.

        The widely accepted Enzyme Immunoassay EIA technique has gained a broad foundation because it is (i) simple to use, (ii) very sensitive and iii) accurate. This common form of EIA is the technique of choice in many areas of disease diagnostics.

        To satisfy current demands in the growing immuno-diagnostics sector, Micromedx will address the EIA multi step to the one step technology trend. This Membrane Based technology is a novel approach that will (i) reduce time to test results, (ii) complete the operation in one step, (iii) enhance ease of use and (iv) maintain the current improved cost-benefit slope.

        As part of an aggressive business development strategy, Micromedx will also focus its efforts in the area of acquisitions and joint ventures. Corporate entities with local manufacturing, a quality image and reputation, strategically situated with product mix and having good networks are being targeted. Micromedx will construct a distribution network based on strict cost-benefit principles, increasing the Company's product mix augmenting sales volume and profit margins.

        In September 2001, Micromedx acquired Biognostics Inc., a privately held company located in Mississauga, Ontario. Biognostics is a wholly owned subsidiary of Micromedx.

THE PRODUCT

        Biognostics is a manufacturer of test kits for the diagnosis of autoimmune diseases. This acquisition is an excellent fit for Micromedx, as it broadens our product offering in a high growth market segment. Biognostics' product line is sold to hospitals, clinical laboratories and commercial reference labs on a worldwide basis. Biognostics is offering through qualified distributors autoimmune tests in two formats: (i) IFA (Immunofluorescent) as well as (ii) ELISA (Enzyme Immunoassay). ANA-IFA (Antinuclear Antibody) test is presently the most widely used by hospitals and diagnostic laboratories as most economical and reliable screen test for diagnosing autoimmune diseases of rheumatology origin. Presently there is no other manufacturer of this diagnostic test in Canada; there are several manufacturers and distributors of this product in the USA and in Europe. Biognostics Inc. is presently in the process of filing a 510K submission for the FDA clearance to market ANA-IFA tests in the USA. Biognostics is presently marketing OEM (Original Equipment Manufacturer) products in Europe.

        An additional strength in the product development strategy of Micromedx will be the negotiation of the acquisition of the Rosenstein and Campbell License Agreements. These patented technologies cover the chemical process that can be utilized on the test strips for point of care applications allowing the test sample to be applied to the strips, giving results in minutes instead of hours.

        Markers for disease are found in the metabolic product of genes and the actual genes themselves. By developing a system that can track proteins a barrier in tracking flexibility is overcome. Micromedx can compete effectively in this arena with the licensed technology from (Becton, Dickinson). This is a unique niche Micromedx can develop. The simplicity of this technology is of special value in both developed as well as developing markets.

        The broad acceptance of immuno-based technology is expected to lend itself well to rapid acceptance of a system based on tracking the same disease indicators already in the diagnostic program.

        A higher level of sensitivity will enhance existing detection methods and make identification of the diagnostic markers more effective for tracking onset and development of disease.

The Immunodiagnostic Platform

        Mammals effectively defend themselves against invading microorganisms with antibodies, the diversity of which is even greater than the total number of genes inherited. Antibodies are fast and accurate tools for immunodiagnostics and therapy.

        Micromedx Inc. plans to further develop this licensed technology to exploit the use of the existing immunological antigen-antibody reaction which targets the specificity and houses the reaction environment in a highly effective platform that enables objective and/or quantitative reading of the results. Furthermore, the optimization process facilitates rapid reactivity. The Micromedx goal is to deliver results in 3-5 minutes.

        Additionally, the unique physical platform, where the reaction takes place, is itself an engineering novelty enabling the user to apply a sample quickly and effectively, and get a result rapidly.

        The Micromedx technology involves:

  1.
  The procurement of specific active segments by molecular synthesis or by a traditional highly purified separation methodology.

  2.
  In the case of synthesis, sequencing newly synthesized peptides to confirm the alignment of the amino acids in the correct positions.

  3.
  Conjugation of the active components with adjuvants will enhance stimulation of antibody (monoclonal or polyclonal) production, since the newly synthesized peptides are very low in molecular weight and are not very immunogenic. The conjugation of small peptides with the carrier is necessary to boost the immunogenecity of the peptides.

  4.
  The production of monoclonal or polyclonal antibodies by injecting these conjugated peptides into the animals, e.g., mice, guinea pigs, goats, rabbits, turkeys or chickens.

  5.
  Standard isolation procedures.

  6.
  Screening and evaluation of specificity of the separated antibodies and development of reported (substrate) or secondary antibody conjugates.

  7.
  A specific, proprietary, porous membrane with enhanced surface area for antigen-antibody reaction purposes will be designed and utilized.

  8.
  Sample containing analyte is applied to the porous membrane housed inside a device casing e.g. via a sample application pad or wick. The sample mobilizes a particle labeled reagent within the device. This labeled reagent is specific for the analyte under test e.g. anti-PSA antibody labeled with coloured latex particles or gold particles.

The Market

        The US clinical diagnostic testing market was estimated to be US$16 billion in 1995. The Asian market (Pacific Rim, China & Japan) represented an estimated US$24 billion in 1995 but the respective growth rates of these two markets are different. The US market growth rate is a conservative 12% per annum. Overall, with the molecular diagnostic portion growing at 25% per annum the molecular diagnostic portion accounts for less than US$100 million.

        In Asia, the reverse growth profile to North America holds true. Clinical diagnostic testing growth rates approach 26 to 30% per annum with the largest growth being in conventional and traditional areas. The explosive growth of the Pacific Rim economies and the increased disposable income and wealth associated with this growth, means that more testing will be conducted and more resources will be directed by government as well as individuals, to the diagnosis of disease.

        European growth is not unlike growth rates seen in North America although the recent East-West political restructuring (especially in Germany) and the European Economic Community (EEC) reordering has led to an interesting dynamic change, change brings opportunity. Change in Europe means unique access to newly defined networks (European Advance Technology Collaborative Program EUREKA, Diagnostic regulatory and manufacturing standards organizations). Diagnostic companies can develop more rapidly in such a dynamic situation.

        The IVD market is the fastest growing medical diagnostic segment, due to non-invasive nature of the testing and reasonable cost. The Genesis Report estimated that, in 1995, the worldwide clinical diagnostic testing market was US$15.8 billion; approximately 40% was spent in the United States, 35% in Europe, 17% in Japan, and the remaining 8% in the rest of the world.

        Micromedx Inc. intends to market the Rapid Assay System to emerging markets, including South America, China and Pacific Rim nations, and market its diagnostic kits to hospitals and physicians' clinics through independent medical distributors and medical supply firms.

        The Company also plans to establish satellite-manufacturing centers, where warranted, to mitigate the effects of non-tariff barriers, and local content and importation regulations. While this will entail a degree of technology transfers, the Company expects that market access and cost savings will far out value the commercial risks involved with this strategy.

        The Company plans to be active in rapid immunodiagnostic tests, and has a prioritized menu of tests planned for development. In most cases these tests will be developed in-house and manufactured externally with an outside partner.

Tests planned for development using the Rapid Assay Technology		Detailed analysis of application
•	Prostate Specific Antigen	C-1
•	Syphilis	C-2
•	Chlamydia	C-3
•	Genital Herpes	C-4
•	Heliobacter Pylori	C-5
•	Human Papilloma Virus	C-6
•	Infectious Monononnucleosis (IM)	C-7
•	Group A Streptococcal Infection (Strep A)	C-8

Infectious Diseases

        Infectious diseases have included some of the most feared plagues in history, and more infections continue to emerge today. The struggle to control infectious diseases has become increasing difficult. Diseases that seemed to be subdued, such as tuberculosis and malaria, are fighting back with renewed ferocity while others, such as cholera and yellow fever, are striking in regions that were once thought safe from them. As an example, the West Nile Virus has appeared in North America with a strain that is more potent than has been experienced in Africa where it was first diagnosed and the resurgence in many areas of the Norwalk virus and now SARS. Some infections are now so resistant to drugs that they are virtually untreatable. While the developing world is most affected, infectious diseases are a global problem as new infections first appearing anywhere in the world can traverse entire continents within days or weeks. Transmission can occur by direct person-to-person contact, through insects, by way of contaminated vehicles such as water or food, and in other more complex ways.

        Infectious diseases are the world's leading cause of death. In 1996 of over 52 million deaths worldwide; over 17 million were due to infectious or parasitic diseases. In comparison, 6 million deaths were due to cancers, and over 3 million to respiratory diseases. Infectious and parasitic diseases accounted for 43% of the 40 million deaths in developing countries. Even in the United States infectious diseases represent the largest illness category, resulting in over 78 million cases annually. Half of the people on earth are at risk of these endemic diseases.

        Controlling infectious diseases requires a global response. The World Health Organization (WHO) has set combating infectious disease one of its six priorities for international action. Its second priority is the wider application of existing cost-effective methods of disease detection and management, including improved screening.

        The gold standard for microbial testing has historically been culture, but the time for that test often makes the results unusable. Fast, reliable and easy to use tests are needed to detect infections in the early stages to determine the most desirable treatment, to instigate immediate treatment, and to prevent the infecting of others. The Micromedx Inc. Rapid Test System is ideally suited to meet the requirements of rapid, reliable and accessible testing for infectious diseases.

        Hepatitis B is a significant disease; at least 350 million people are chronic carriers. 100 million are chronic carriers of the hepatitis C virus. Up to a quarter of these individuals will die of related liver disease. The complicated role of hepatitis viruses and other infectious agents in the development of many types of cancer is becoming increasingly evident. The World Health Organization (WHO) estimates that 15% of all new cancer cases could be avoided by preventing the infectious diseases associated with them.

        The bacterium Helicobacter pylori is also a significant infectious disease responsible for most gastric ulcers and some cancers. Recognition of this agent is crucial, offering new promise of treating a previously intractable disease such as gastric ulcers with specific anti-microbial therapy.

Cancer

        In 1996, over eight million people globally (2 million in the USA, 3.4 million in Asia) were diagnosed as having some form of cancer. Less than 50% will receive comprehensive proactive treatment based on accurate diagnostic protocol.

        Many of today's chemotherapeutic treatments are based on probability considerations. Molecular diagnostic testing is expensive, still mostly in prototype stage and out of reach for the vast majority. It is indicated that many cancer cases can gain diagnostic value and insight into their disease through protein based tests that monitor the prevalence and development of cancer progression.

        Major established companies such as Roche, Pfizer, Upjohn, and Johnson & Johnson provide diagnostic solutions to the major diseases including cancer. Often their solutions are bound to large, automated, proprietary instrument systems developed to handle large volume testing as is required in major health centers. Cost, volume handling, automation and time to result are primary key drivers.

        Protein based antigenic testing of the precursors of cancer offer diagnostic answers at reasonable cost. For example, the P53 marker is closely associated with cancer, and other new markers are continuously being discovered. Early detection of cancer by a panel of such indicators may provide the advantage needed to stop cancer in its tracks.

        The World Health Organization (WHO) has programs to monitor cancer frequency, and has launched over 400 studies world wide in 1996 to assess the demographic prevalence of different cancer types, and frequency of cancer in different countries and cultures.

Business Strategy

        The Registrant's fundamental strategy is to initially develop easy to perform testing formats in the following:

Cancer Diagnostic's Opportunities

  1.
  More novel cancer markers in easy to perform testing formats so that patients can seek earlier indicators of possible cancer diagnosis. A flexible format is required to accept the many novel genetic markers being associated with cancer.

  2.
  A more rapid clinical evaluation process for cancer diagnostics as numerous markers become available and subsequently superseded by others. The fight against cancer is a complicated and complex process. No single magic bullet exists.

  3.
  A greater diversity of markers for Prostate Specific Antigen PSA, Breast cancer, Colon cancer etc. by approaching diagnosis from protein and nucleic acid level, a higher level of resolution may be achieved. The key to successful cancer diagnosis focuses on "EARLY DETECTION".

Sexually Transmitted Disease (STD)

        STDs represent a broadly defined group of infections whose only commonality happens to be their transmission by sexual contact. STD infections span the spectrum of disease severity, and can include any of the following:

  1.
  Gonorrhea, syphilis, chlamydia, genital herpes, vaginitis, urethrities, cervical dysplasias (HPV), Hepatitis B and AIDS.

  2.
  STD testing represents a very attractive and important commercial opportunity because the test volumes are relatively high, and the reimbursement structure is attractive and will encourage testing in decentralized setting, such as the physicians' office.

        The primary future opportunities include the following:

  1.
  A highly sensitive Chlamydia test used as a screen particularly for asymptomatic carriers. The test will probably be part of an STD panel for high-risk individuals and the product(s) should be designed for reference lab use.

  2.
  A direct Herpes Simplex Virus (HSV) test with sensitivity in the mid/high 90%. Single test formats with rapid turn-around time will be preferred over batch tests. Clinics rather than physicians' offices will be the primary customers.

  3.
  Second-generation non-isotopic Human Papilloma Virus (HPV) screening test. The preferred methodology would be in situ hybridization such that cellular morphology and HPV results are integrated in order to establish/re-enforce physician confidence in the assay.

  4.
  Microbiology lab oriented automation to accept these high volume assays, accurately and reliably.

Competition

        The development and sale of diagnostic tests, is carried on by large corporations such as Chiron Corporation (collaboration with Ciba), Gen-probe (part of Chugai), Roche Diagnostics Division, Johnson & Johnson, Kodak Diagnostic Division, Abbott Laboratories and Boehringer Mannheim and a host of small regional firms. All of these companies have substantially greater financial and technical resources. Micromedx believes it can compete with its proprietary technology on the basis of price, speed, of use and other performance characteristics of its products and technology and the ability to provide an integrated diagnostic system together with applications-based products.

        The Company's competitive position will also depend on its ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement manufacturing and marketing plans, obtain patent protection and obtain adequate capital resources.

Intellectual Property

        In addition to the in-house technology currently under further development and on which patents will be applied for, the acquisitions of the following licensing rights are being negotiated:

  1.
  The Rosenstein License Agreement—United States Patent No. 5,591,645.

  2.
  The Campbell License Agreement—United States Patent No. 4,703,017.

        Upon acquisition of these technologies they will be developed and exploited for a selection of antigenic markers.

Proprietary Status

        The signal amplification technology applicable to immunodiagnostics has to be carefully examined in determining the best format. Application of the platform may further extend the sensitivity range possible. If this amplification approach works, the patent picture and useful range of the immunodiagnostic platform described above may be further strengthened.

The Advantages

        The key added value Micromedx brings to the diagnostic arena with this immunodiagnostic approach is:

  1.
  Greater accuracy in disease agent detection

  2.
  A convenience that enables this testing platform to be used outside the hospital laboratory

  3.
  A speed result that makes it reasonable for a patient to get the results on the same visit as the examination

  4.
  A quantitative standard that removes the subjective judgment if the physician so chooses

Employees

        The Company currently has one (1) full time employee, Dr. Isabella Szymanski, the corporate administration and finance is handled by an outside consulting firm, assisted by the Board of Directors.

Risk Factors

        New Business.    The Registrant is a development company and its operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties and delays frequently encountered in connection with the development of a new business. These include, without limitation, the need to efficiently organize, administrative and research functions and the need to solve manufacturing, production and marketing problems. It is anticipated that these difficulties and delays will be compounded by the highly competitive environment in which the Company operates.

        Competition.    The Registrant is in an industry that is intensely competitive. The Registrant will compete in all aspects of its business with numerous biomedical kit manufacturers and marketers, many of whom have substantially greater financial and other resources than the Registrant.

        Regulation.    The Registrant operates in a highly controlled industry. It is subject to the authority and approval of certain regulatory agencies, including the health protection branch (HPB) of Health and Welfare Canada, the US Food and Drug Administration (FDA), and the respective health authorities in other countries; with regard to the development, testing, manufacturing, marketing and sale of its immuno-based diagnostic tests. The process of obtaining such approvals can be costly and time consuming, and there can be no assurance that any required approvals will be obtained. Any failure to obtain (or significant delay in obtaining) these approvals for the Registrant's products will materially adversely affect the Registrant's ability to market its products successfully and to receive income and would therefore have a material adverse effect on the business of the Registrant.

        Rapidly Changing Technology.    The IVD (In Vitro Diagnostics) field is characterized by rapidly advancing technology, which could render the Registrants' development of certain products obsolete.

        Early Stage Research and Development.    The Rapid Assay technology under development or being negotiated for acquisition by the Registrant will require significant additional development, testing and investment prior to any financial commercialization. There can be no assurance that these products or any further products will be further developed, prove to be safe and effective in clinical trials, receive applicable regulatory approvals, be capable of being produced in commercial quantities and reasonable costs or successfully be marketed. The long-term success of the Registrant must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the development of new technology, and the competitive burdensome regulatory environment in which the Registrant operates.

        Acceptance by Physicians.    The Registrant's ability to market its Membrane Based immuno-diagnostic test kits will in part depend on its ability to convince physicians, clinical chemists and hospital administrators that these products represent viable and efficacious diagnostic tests for a variety of diseases.

        Product Liability.    The Registrant will be subject to claims of personal injury and could become liable to clinical laboratories, hospitals and patients for injuries resulting from use of the Registrant's products. The Registrant could suffer financial loss due to defects in its products and such financial loss could have a materially adverse effect on the Registrant's operations. The Registrant intends to obtain product liability insurance to protect against possible losses of this nature. However, no assurance can be given that such insurance will be obtained at a favorable cost or will be adequate to cover all claims.

        Dependence on Collaborative Partners.    The Registrant is in the process of negotiating collaborative arrangements (in some cases exclusive licenses) with private, scientific and academic institutions in connection with intellectual property. In addition, the Registrant's current business strategy is to establish immuno-diagnostic-based kits for commercial sale. There can be no assurance that the Registrant will be able to successfully find additional collaborative partners or negotiate additional collaborative arrangements (including licenses) on terms acceptable to the Registrant or that any collaborative arrangements will be successful. Additionally, there can be no assurance that such future collaborative arrangements with the Registrant's partners, will not allow others to enter into arrangements with other such entities, for commercialization of the same product or that the collaborators will not be pursuing alternative technologies or developing products either on their own or in collaboration with others, including the Company's competitors. If the Company does not establish sufficient collaborative arrangements, it could encounter delays in product introductions or could find that the development, manufacture or sale of future products could be foreclosed. The Registrant protects the integrity of its property through binding contracts of confidentiality.

        Need for Additional Financing.    The Registrant will require additional financing in order to establish profitable, ongoing operations; there is no assurance that such financing will be available or, if available that it can be obtained on terms favorable to the Registrant.

        Dependence on Management.    The Registrant is largely dependent upon the efforts and abilities of Dr. Szymanski and there can be no assurance that the Registrant can be successful in operating the company should the services of Dr. Szymanski be unavailable. Dr. Szymanski has had extensive experience in marketing, sales and financing.

        Dividends.    The Registrant has never paid a cash dividend on its common stock. The Registrant is not obligated to pay a dividend on the shares being registered hereby, nor does it anticipate payment of any dividends for the foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth and expansion.

        No Assurance of Public Market; Potential Volatility of Stock Price.    There currently is no public trading market for the Registrant's common stock. There can be no assurance that an active public trading market can be established or sustained. Furthermore, if a public market for the common stock is established, the shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the control of the Registrant.

Reports to Security Holders

        The Registrant has voluntarily filed form 10-SB in order to become a fully reporting Company. This filing was undertaken in order to be eligible for an initial listing on the NASD OTC Bulletin Board and a listing when qualified on the NASDAQ Small Cap Market. By virtue of being so listed as a publicly traded Company, the Registrant will have access to the public markets for fund raising to assist it with its in Research and Development efforts and for the distribution of its products.

        This Registration Statement became automatically effective as of 60 days from the date of filing and consequently, the Registrant is required to file annual reports in accordance with the Securities Exchange Act of 1934.

        The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is (http://www.sec.gov). The Registrant's Internet address is www.Micromedx.com.

Item 2:    Management's Discussion and Analysis or Plan of Operation

        The Registrant is a development stage company formed on May 30, 1997 as Michael Vision Technologies Corporation, a Nevada corporation. We changed our name to Winq Industries Inc. on August 27, 1997, and subsequently to Micromedx, Inc. on June 11, 2002. We purchased 100% of the issued and outstanding common shares of Biognostic's Inc., a private Ontario corporation, on September 1, 2001.

        Planned operations of the Registrant have commenced, and activities to date have been limited to forming the Company, assembling a management and consultant team, identifying markets, developing products, and obtaining initial capitalization. The Registrant has had minimal revenues from operations to date. Accordingly, the financial information furnished with this registration statement is limited in scope.

        Since the inception on May 30, 1997 through September 1, 2001, the Company had no revenue, costs and expenses were $45,852, excluding $5,000 for the purchase of Biognostics on September 1, 2001.

        For the twelve-month period ended August 31, 2002, the Company had revenue of $25,043; costs and expenses were $226,314. For the seven-month period ended March 31, 2003, the Company had income of $11,495; costs and expenses were $152,608.

        The Company purchased inventory of $4062.00 with its acquisition of Biognostics, which is not subject to obsolescence or spoilage.

        At August 31, 2001, the Company had negative working capital of $30,000. For the period from inception to August 31, 2001 the Registrant had a cumulative net loss of $45,852, a net loss of $.004 per common share.

        For the year ended August 31, 2002, the Registrant had a net loss of $201,271, a net loss of $.01 per common share.

        For the year ended August 31, 2003 the Registrant had a net loss of $473,539, a net loss of $.03 per common share and a cumulative net loss of $720,662, a net loss of $.011 per common share.

        The net loss for the three-month period ended November 30, 2003 was $70,185; a net loss of $.000 per common share (neglible).

        The Company requires additional equity financing of $400,000 in order to fund planned operations.

Foreign currency translation

        The Company's functional currency and reporting currency is the United States dollar. The consolidated financial statements are translated into United States dollars using the average rates for the period for items included in the consolidated financial statements of operations and the prevailing rates of exchange at the balance sheet date for items included in the consolidated balance sheets. The translation gains or losses are included in the consolidated statements of stockholders; equity (deficiency) and comprehensive loss as other comprehensive income or loss.

Loss per common share

        Basic and diluted loss per share is computed using the weighted average number of common shares outstanding during the period. There are no dilutive potential common shares outstanding.

Stock based compensation

        To the date of these financial statements, arrangements have not been entered into whereby one or more employees receive shares of stock or other equity instruments of the Company or cash payments based on the future value of the Company for services performed. The Company will recognize equity grants to employees by the intrinsic value method whereby compensation expense is recorded only to the extent that the market value at the grant date exceeds the exercise or payment price for the underlying instrument.

Plan of Operation

        The Company currently plans to begin aggressively marketing its immuno-diagnostic products by the second quarter of 2004. Cash on hand will be sufficient to cover the costs of product development, testing and research and development through March 31, 2004.

        The implementations and expansion of the Registrant's business will require a commitment of substantial funds. Additional funding will be required in the future to satisfy capital requirements for the Registrant. Issuing additional equity will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the near-term. At present, there are no funds committed to the Registrant, and no offer for equity or debt financing is imminent although negotiations are underway.

        The market for immuno-diagnostic's products and services is characterized by rapidly changing technology and frequent introductions of new products, which result in product obsolescence and short product life cycles. Accordingly, the Registrant's success is dependent upon its ability to anticipate changes in the global health care market and to continually identify, obtain and successfully market new products and services that satisfy evolving requirements of health care professionals and health care systems worldwide within the markets in which the Registrant operates. There can be no assurances that competitors will not market products and services that have certain competitive advantages over those of the Registrant.

        On September 1, 2001, the Registrant acquired Biognostics Inc., which is a manufacturer of test kits for the diagnosis of autoimmune diseases. This acquisition is an excellent fit for Micromedx, as it broadens our product offering in a high growth market segment. Biognostics' product line is sold to hospitals, clinical laboratories and commercial reference labs on a worldwide basis. Biognostics is offering through qualified distributors autoimmune tests in two formats: i) IFA (Immunofluorescent) as well as ii) ELISA (Enzyme Immunoassay). ANA-IFA (Antinuclear Antibody) test is presently the most widely used by hospitals and diagnostic laboratories as the most economical and reliable screen for diagnosing autoimmune diseases of rheumatology origin. Presently there is no other manufacturer of this diagnostic test in Canada; there are several manufacturers and distributors of this product in the USA and in Europe. Biognostics Inc. is presently in the process of filing a 510K submission for FDA clearance to market ANA-IFA tests in the USA. Biognostics is presently successfully marketing OEM (Original Equipment Manufacturer) products in Europe.

        Markers for disease are found in the metabolic product of genes and the actual genes themselves. By developing a system that can track proteins a barrier in tracking flexibility is overcome. Micromedx can compete effectively in this arena and with the assistance of the licensed technology from Becton, Dickinson will reduce the result time from hours to minutes. This is a unique niche Micromedx can develop. The simplicity of this technology is of special value in both developed markets as well as developing markets.

        The broad acceptance of immuno-based technology is expected to lend itself well to rapid acceptance of a system based on tracking the same disease indicators already in the diagnostic program.

        A higher level of sensitivity will enhance existing detection methods and make identification of the diagnostic markers more effective for tracking onset and development of disease.

        The dynamic nature of the medical diagnostics technology market will require additional investment by the Registrant in research and development. In order to be competitive in the near-term and in the foreseeable future, the Registrant will be required to continue to upgrade its existing immuno-diagnostics products and to develop new products. Such activities will require substantial additional capital to provide for R & D, personnel and infrastructure, including the potential need for additional facilities and equipment. At present, the Registrant is focused primarily on the introduction and technical support of its first products. It will continue to evaluate its needs related to future research and development activities and in the area of acquisitions and joint venture.

        There are no known trends, events, or uncertainties, other than those discussed above, that have had or are reasonably expected to have a material impact on the net sales or other revenues from continuing operations of the Registrant.

        Seasonality is not expected to have a material effect on the financial condition or results of operations of the Registrant.

        Other than those discussed above, the Registrant is unaware of any material events and uncertainties that would cause its reported financial information not to be indicative of future operating results or of its financial condition. The Registrant's cost of goods and labor, now and in the future, is somewhat predictable and anticipated periodic increases in such costs are not expected to have a material adverse affect on operations.

Cautionary Statement Regarding Forward-Looking Statements.

        The Registrant is including the following cautionary statements to make applicable and take advantage of safe harbor provisions of the private securities Litigation Reform Act of 1995 for any forward looking statements made by, or on behalf of the Registrant.

        Certain statements contained in this report regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competition, the demand for the Registrant's products, and other factors identified from time to time in the Registrant's filings with the Securities and Exchange Commission. The Registrant urges readers to review the risk factors listed in this report.

        The Registrant undertakes no obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Item 3.    Description of Property

        The Company leases its office and laboratory facilities which consist of approximately 1,000 sq. feet of office space and 1,000 sq. feet of laboratory space at a monthly rate of $1,000 at 105 Nugget Court, Brampton, Ontario, L6T 5A9.

Item 4.    Securities Ownership of Certain Beneficial Owners and Management

        The following table sets forth information as to the shares of common stock owned as of November 30, 2003. Unless otherwise indicated in the footnotes below on the tables as subject to community property laws, where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

  1.
  Each person who in so far as the Registrant has been able to ascertain beneficially owns more than five percent (5%) of the outstanding shares of the Registrant.

  2.
  Each director.

  3.
  Each of the officers named in the summary compensation table.

  4.
  All of the directors and officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
1. Common	Joseph De Rose, 6 Edgebrook Dr., Toronto, Ontario M9V 1E2	1,200,000	6.58%
2. Common	Isabella Szymanski, 3664 Golden Orchard Dr., Mississauga, Ontario L4Y 3J3	5,000,000	27.41%
3. Common	Talal Chehab, 1 Kevi Cres., Richmond Hill, Ontario L4B 3C7	1,200,000	6.58%
4. Common	Directors and Officers as a Group	7,400,000	40.57%

Item 5.    Directors, Executive Officers, Promoters and Control Persons

Name	Age	Position	Term	Served
Joseph De Rose	56	Chairman and Director	Annual	December 1, 2001
Dr. Isabella Szymanski	56	President and Director	Annual	December 1, 2001
Talal Chehab	39	Secretary, Treasurer and Director	Annual	August 1, 2001

        Each director is elected for a period of one year and serves until his or her successor is duly elected by the stockholders. Officers are elected by and serve at the will of the Board of Directors. The employment history and education of each director and senior officers of the Company are as follows:

Joseph De Rose:

        Mr. De Rose brings over 30 years of experience in the biomedical industry. After leaving the University of Toronto in 1978, as a researcher, Mr. De Rose joined Ortho Diagnostic Systems Inc., a division of Johnson & Johnson.

        Between 1978 and 1984 Mr. De Rose held the position of Research Biologist. During this period, he gained extensive experience in product development and biological manufacturing.

        Since 1985, he has been President of J.D. Biologicals Inc., a privately held diagnostic development company actively engaged in the emerging medical biotechnology field. The Company's major areas of interest lay in the development, manufacturing, and distribution of reagents used in clinical diagnostics and biomedical research. During this period, he also gained experience in the medical diagnostic marketing field. J.D. Biologicals Inc. was a fully functional immunochemistry laboratory and hybridoma facility.

        In 1990, Mr. De Rose became a co-founder of Aegis Biomedical Technologies Ltd., a development company incorporated to develop an original technology for early diagnosis of ischemic heart disease. Patents were applied for and later granted after Spectral Diagnostics acquired Aegis' assets in 1991. Spectral Diagnostics is currently trading on the TSX (symbol SDI).

        In 1995, Mr. De Rose became a co-founder of Generex Pharmaceuticals, Inc., a privately-held pharmaceutical company incorporated to develop, manufacture and market generic pharmaceutical drug products and to set up fully operational generic drug manufacturing facilities predominately within emerging markets. Mr. De Rose served as director and officer. In November 1996, Generex Biotechnology Corporation (a Delaware company) acquired Generex Pharmaceutical Inc. at which time Mr. De Rose resigned as an officer and director. Generex Biotechnology is currently trading on NASDAQ (symbol GNBT).

        Mr. De Rose attended Ryerson Polytechnical Institute, now Ryerson University. He is a director and officer of Micromedx, Inc., with a mandate to exploit novel, commercial opportunities in the human health care industry. He will devote substantial time to the Company's affairs.

Dr. Isabella Szymanski:

        Dr. Szymanski is a specialist in immunology with a solid background acquired through postgraduate work at the University of Toronto (1977-1981) in the field of basic research, as a post-doctorate student, and later as a Research Assistant at the Department of Clinical Biochemistry, Institute of Immunology, and at the Department of Biochemistry. During this time, Dr. Szymanski published numerous papers on mechanisms of immunity (cell mediated, antibody mediated) and on immune mechanisms involved in infectious and autoimmune diseases.

        In 1981, Dr. Szymanski ventured into clinical diagnostics, accepting a position as Senior Research Scientist and Director of Research and Development at AB Biologicals, with the responsibility for setting up an R&D laboratory for producing monoclonal antibodies through the hybridoma technology.

        In 1990 Dr. Szymanski took a position as Senior Scientist with Aegis Biomedical Technologies Ltd., later transformed into Spectral Diagnostics Inc., working on cardiac markers for the development of rapid tests for early detection of ischemic heart disease.

        From 1993 until the present time, Dr. Szymanski has been acting as a consultant to various biomedical companies assisting in the development, manufacturing and in promoting various in-vitro diagnostic products, which were later successfully marketed in Canada and in Europe.

        In 1996 Dr. Szymanski became a founder and Managing Director of Biognostics Inc., a manufacturing and distributing company located in Mississauga, Ontario, Canada. Biognostics Inc. provides for sale in-vitro diagnostic tests for autoimmune and infectious diseases. Biognostics Inc. is currently successfully marketing its products in Germany. One of its new products is a new test substrate under development with the support of a NRC/IRAP grant.

        Dr. Szymanski brings together a solid scientific background with vast experience in commercial product development and manufacturing and a good understanding of the international diagnostic market.

        Dr. Szymanski's primary focus will be on the clinical aspects of immunodiagnostic product development and in assessing new product acquisitions. Dr. Szymanski will be planning strategic product development for the Company.

Talal Chehab:

        Mr. Chehab is an Ontario lawyer and operates a law firm in Toronto, Ontario, Canada specializing in Corporate-Commercial and Real Estate Law with clientele ranging from small business entrepreneurs to public companies.

        Mr. Chehab's Corporate/Commercial practice consists mainly of incorporation and organization of various corporate and business associations, shareholder agreements, corporate acquisitions and structuring asset/share purchase & sale transactions, joint venture agreements, franchising, secured lending and financing, general contract law, trusts employment relations, exclusive distribution/agency agreements and raising of capital for public and private companies.

        Mr. Chehab attended the University of Toronto from 1981 to 1984 and graduated with B.A. (Economics). Thereafter, he attended Osgoode Hall Law School (York University) and obtained his LL.B in 1987. Mr. Chehab was called to the Bar in the spring of 1989.

        Mr. Chehab offers a solid background in corporate/commercial affairs, both from a legal and business perspective. Mr. Chehab will focus his efforts on negotiation and structuring of distribution and agency agreements with foreign companies, raising capital financing and general corporate and securities governance.

Item 6.    Executive Compensation

        There has been no executive or director who has received compensation in excess of $100,000 since the incorporation date of the Registrant.

Officer Share Options Value

        No options have been granted at this time.

Item 7.    Certain Relationships and Related Transactions

        There have been no transactions during the last two years, or proposed, to which the Registrant was or is to be a party to, in which any of the persons described in Item 404 of SEC Regulation S-B, had or is to have a direct or indirect material interest.

Item 8.    Description of Securities

        (a)    Common Stock: As of January 31, 2004, the Registrant had 18,639,001 shares of common stock outstanding. The Registrant's Articles of Incorporation, filed May 30, 1997 authorized the issuance of up to 100,000,000 of the Registrant's common equity shares with a par value of $.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

        In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stocks are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

        (b)    Preferred Stock: The Registrant is also authorized to issue preferred stock from time to time. The Registrant's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. At this time the Registrant has not issued any preferred stock.

        (c)    Possible Classification of Registrant's Securities as a "Penny Stock":    By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less that $5.00 per share it will be considered a "penny stock". The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

        Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

        Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

        Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

        Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

        However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or $5,000,000, if the Registrant has been in continuous operation less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock."

PART II

Item 1.    Market Price of and Dividends on the Registrants Common Equity and Related Stockholders Matters

        Market Information.    While the Registrant is listed on the Electronic Quotation Service (the "Pink Sheets"), a public trading market has not yet been established. As of January 31, 2004 there were 18,639,001 shares of the Registrant's common stock issued and outstanding.

        Holders.    The Registrant has approximately 124 common stock shareholders as of January 31, 2003.

        Dividends.    The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

Item 2.    Legal Proceedings

        The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

Item 3.    Changes in and Disagreements with Accountants

        None.

Item 4.    Recent Sales of Unregistered Securities

        (a)    Recent Sales: The Registrant had the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

  1.
  On September 1, 2001, 5,000,000 shares of common stock at $.001 per share were issued to acquire Biognostics Inc.

  2.
  On December 5, 2001, 100,000 shares of common stock at $.60 per share were issued for cash for a total offering of $60,000.

  3.
  On February 20, 2002, 519,001 shares of common stock at $.60 per share were issued for cash for a total offering of $311,400.

  4.
  On June 16, 2003, 85,000 shares of common stock at $.165 per share were issued for cash for a total offering of $14,025.

  5.
  On June 16, 2003, 230,000 shares of common stock at $.165 per share were issued for cash for a total offering of $37,950.

  6.
  On June 16, 2003, 15,000 common stock at $.165 per share were issued for cash for a total offering of $2,475.

  7.
  On September 2, 2003, 70,000 shares of common stock at $.20 per share were issued for cash for a total offering of $14,000.

  8.
  On October 3, 2003, 62,500 shares of common stock at $.16 per share were issued for cash for a total offering of $10,000.

        (b)    Exemptions from Registration: With respect to the 100,000 common shares listed at Item 4(a)2 and the 519,001 common shares listed at Item 4(a)3, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 78.3784, 78.3785 and 78.3791 (collectively the "Nevada Statutes").

        With respect to the issuance of the 5,000,000 common shares listed at Item 4(a)1, the 85,000 common shares listed at Item 4(a)4, the 230,000 common share listed at Item 4(a)5, the 15,000 common shares listed at Item 4(a)6, the 70,000 common shares listed at Item 4(a)7 and the 62,500 common shares listed as Item 4(a)8, such issuance was made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

        (c)    Basis for Reliance Upon Exemption From Registration: The Registrant has relied upon the private placement exemptions from registration provided by Section 4(2) of the Securities Act of 1933 as amended (the "Act") and SEC Regulation D, Rule 504 of the Act. With respect to the rule 504 exemption, this type of offering is available to issuers who are not reporting companies, investment companies or "blank check" companies. Accordingly, this offering was available to the Registrant. A further requirement is that the offering may not exceed $1,000,000 in any twelve (12) month period. There is no limitation on the number of purchasers nor is there a requirement that such purchasers be accredited investors. All of the shares issued pursuant to Rule 504 offering satisfied these requirements.

        Those shares not issued pursuant to Rule 504 were issued pursuant to Section 4(2) of the Act, which exempts from registration transactions by an issuer not involving a public offering. This offering exemption is available to any issuer but prohibits general solicitation or advertising. Prospective purchasers must have access to information about the issuer. The Registrant utilized this Section 4(2) exemption by providing prospective purchasers with such sufficient information and requires that all such purchasers be financially sophisticated; have a certain net worth and have the ability to bear the risk of loss of their respective investments.

        In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement, a Consulting Agreement, a Technology Purchase Agreement or a Share Purchase Agreement, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

  1.
  That they had the ability to bear the economic risks of investing in the shares of the Registrant.

  2.
  That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

  3.
  That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

  4.
  That the Registrant has made available to them, his/her counsel and his/her advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

Item 5.    Indemnification of Directors and Officers

        The Registrant's Articles of Incorporation and Bylaws limit the liability of its directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of a certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

PART F/S

        The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B.

FINANCIAL STATEMENTS

No.	Description
FS-1	Micromedx Inc., audited balance sheets as of August 31, 2003 and 2002, and unaudited statements from September 1, 2003 through November 30, 2003.
FS-2
Micromedx Inc., audited statements of operations years ended August 31, 2003 and 2002, and cumulative from inception on May 30, 1997 to August 31, 2003. and unaudited statements from September 1, 2003 through November 30, 2003.
FS-3
Micromedx Inc., audited statements of changes in stockholders equity years ended August 31, 2003 and 2002, and cumulative from inception on May 30, 1997 to August 31, 2003 and unaudited statements from September 1, 2003 through November 30, 2003.
FS-4
Micromedx Inc., audited statements of cash flows years ended August 31, 2003, 2002, and cumulative from inception on May 30, 1997 to August 31, 2003 and an unaudited statement from September 1, 2003 through November 30, 2003.

EXHIBIT FS-1

Micromedx Inc., audited balance sheets as of
August 31, 2003 and 2002, and unaudited statements
from September 1, 2003 through November 30, 2003.

403 Main St., Suite 430 Buffalo, NY 14203 716 856-3300 / fax: 856-2524 www.lumsdencpa.com	Lumsden & McCormick, LLP Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Micromedx Inc.

We have audited the accompanying consolidated balance sheets of Micromedx Inc. (a development stage company) as of August 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the year ended August 31, 2001 and cumulative period from inception on May 30, 1997, were audited by other auditors whose report dated April 18, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Micromedx Inc. as of August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Micromedx Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Micromedx Inc. has not earned significant revenue since inception and is considered to be in the development stage which raises substantial doubt about its ability to continue as a going concern. Management's plans relative to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Lumsden & McCormick, LLP
January 28, 2004

MICROMEDX INC. (A Development Stage Company)

Consolidated Balance Sheets

August 31,	2003	2002
Assets
Current assets:
Cash	$14,339	$156,209
Accounts receivable	563	6,562
Inventory	3,758	3,535

	18,660	166,306

Property and equipment, net	61,258	2,724

	$79,918	$169,030

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses:
Related party	$306,242	$3,183
Others	29,915	4,653

	336,157	7,836

Stockholders' equity:
Common stock—authorized 100,000,000 shares, $.001 par value, 18,639,001 and 18,239,001 issued and outstanding	18,639	18,239
Additional paid-in capital	442,063	374,013
Deficit accumulated during development stage	(720,662)	(247,123)
Accumulated other comprehensive income	17,721	16,065

	(242,239)	161,194
Less subscriptions receivable — 70,000 shares	(14,000)	—

	(256,239)	161,194

	$79,918	$169,030

See accompanying notes.

403 Main St., Suite 430 Buffalo, NY 14203 (716) 856-3300 / fax (716) 856-2524 www.lumsdencpa.com	Lumsden & McCormick, LLP Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Micromedx Inc.

We have audited the accompanying consolidated balance sheet of Micromedx Inc. (a development stage company) as of August 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the years ended August 31, 2001 and 2000 and cumulative period from inception on May 30, 1997, were audited by other auditors whose report dated April 18, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Micro-medx Inc. as of August 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prep ared assuming that Micromedx Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Micromedx Inc. has not earned significant revenue since inception and is considered to be in the development stage which raises substantial doubt about its ability to continue as a going concern. Management's plans relative to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Lumsden & McCormick, LLP
July 29, 2003

MICROMEDX INC. (A Development Stage Company)

Consolidated Balance Sheets

August 31,	2002	2001
Assets
Current assets:
Cash	$156,209	$—
Accounts receivable	6,562	—
Inventory	3,535	—

	166,306	—

Property and equipment, net	2,724	—
	$169,030	$—

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses:
Related party	$3,183	$—
Others	4,653	30,000

	7,836	30,000

Stockholders' equity:
Common stock—authorized 100,000,000 shares, $.001 par value, 18,239,001 and 12,620,000 issued and outstanding	18,239	12,620
Additional paid-in capital	374,013	3,232
Deficit accumulated during development stage	(247,123)	(45,852)
Accumulated other comprehensive income	16,065	—

	161,194	(30,000)

	$169,030	$60,000

See accompanying notes.

403 Main St., Suite 430 Buffalo, NY 14203 716-856-3300 / fax: 856-2524 www.lumsdencpa.com	Lumsden & McCormick, LLP Certified Public Accountants

ACCOUNTANTS' COMPILATION REPORT

The Board of Directors and Stockholders
Micromedx Inc.

We have compiled the accompanying consolidated balance sheet of Micromedx Inc. as of November 30, 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for the three months then ended and the cumulative period from inception on May 30, 1997 to November 30, 2003, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusion about the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

/s/ Lumsden & McCormick, LLP
January 28, 2004

MICROMEDX INC. (A Development Stage Company)

Consolidated Balance Sheet

November 30, 2003
Assets
Current assets:
Cash	$16,690
Accounts receivable	1,603
Inventory	4,008

22,301

Property and equipment, net	61,366

$83,667

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses:
Related party	$351,574
Others	35,110

386,684

Stockholders' equity:
Common stock—authorized 100,000,000 shares, $.001 par value, 18,701,501 issued and outstanding	18,702
Additional paid-in capital	452,000
Deficit accumulated during development stage	(790,847)
Accumulated other comprehensive income	17,128

(303,017)

$83,667

See accountants' compilation report.

EXHIBIT FS-2

Micromedx Inc., audited statements of operations years
ended August 31, 2003 and 2002, and cumulative from
inception on May 30,1997 to August 31, 2003. and
unaudited statements from September 1, 2003
through November 30, 2003.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Operations

For the years ended August 31, 2003, 2002, 2001 and cumulative period from inception on May 30, 1997 to August 31, 2003

	2003	2002	2001	Cumulative Period to August 31, 2003
Revenues	$14,960	$25,043	$—	$40,003
Expenses:
Cost of sales	22,264	14,804	—	37,068
Professional and consulting fees	392,697	141,659	29,933	576,262
Rent and occupancy	33,542	39,563	—	73,105
Other	39,996	30,288	2,625	74,230

Total expenses	488,499	226,314	32,558	760,665

Loss before income taxes	(473,539)	(201,271)	(32,558)	(720,662)
Provision for income taxes (benefit)	—	—	—	—

Net loss	$(473,539)	$(201,271)	$(32,558)	$(720,662)

Basic and diluted loss per common share	$(0.03)	$(0.01)	$—	$(0.05)

Weighted average number of basic and diluted common shares outstanding	18,308,631	18,239,001	12,620,000	14,426,173

See accompanying notes.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Operations

For the years ended August 31, 2002, 2001, 2000 and cumulative period from inception on May 30, 1997 to August 31, 2002

	2002	2001	2000	Cumulative Period to August 31, 2002
Revenues	$25,043	$—	$—	$25,043
Expenses:
Cost of sales	14,804	—	—	14,804
Professional and consulting fees:
Related party	60,000	—	—	60,000
Others	81,659	29,933	200	123,565
Rent and occupancy	39,563	—	—	39,563
Other	30,288	2,625	93	34,234

Total expenses	226,314	32,558	293	272,166

Loss before income taxes	(201,271)	(32,558)	(293)	(247,123)
Provision for income taxes (benefit)	—	—	—	—

Net loss	$(201,271)	$(32,558)	$(293)	$(247,123)

Basic and diluted loss per common share	$(0.01)	$—	$—	$(0.02)

Weighted average number of basic and diluted common shares outstanding	18,239,001	12,620,000	12,620,000	13,687,362

See accompanying notes.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Operations

For the three months ended November 30, 2003 and cumulative
period from inception on May 30, 1997 to November 30, 2003

	Three Months Ended November 30, 2003	Cumulative Period to November 30, 2003
Revenues	$1,003	$41,006
Expenses:
Cost of sales	4,500	41,568
Professional and consulting fees	59,925	636,187
Rent and occupancy	2,814	75,919
Other	3,949	78,179

Total expenses	71,188	831,853

Loss before income taxes	(70,185)	(790,847)
Provision for income taxes (benefit)	—	—

Net loss	$(70,185)	$(790,847)

Basic and diluted loss per common share	$(0.00)	$(0.05)

Weighted average number of basic and diluted common shares outstanding	18,701,501	14,590,041

See accountants' compilation report.

EXHIBIT FS-3

Micromedx Inc., audited statements of changes in
stockholders equity years ended August 31, 2003 and
2002, and cumulative from inception on May 30, 1997
to August 31, 2003 and unaudited statements from
September 1, 2003 through November 30, 2003.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Stockholders' Equity

For the cumulative period from inception
on May 30, 1997 to August 31, 2003

	Common Stock			Deficit Accumulated During the Development Stage
					Accumulated Other Comprehensive Income
	Number of Shares	Par Value	Additional Paid-In Capital			Stock subscriptions receivable	Total	Comprehensive Loss
Loss for the period from inception on May 30, 1997 to August 31, 1998	$—	$—	$—	$(5,600)	$—	$—	$(5,600)	$(5,600)

Shares issued for:
Cash	10,620,000	10,620	3,232	—	—	—	13,852
Intellectual property	2,000,000	2,000	—	—	—	—	2,000

	12,620,000	12,620	3,232	(5,600)	—	—	10,252
Loss for the year—1999	—	—	—	(7,401)	—	—	(7,401)	$(7,401)

Balance, August 31, 1999	12,620,000	12,620	3,232	(13,001)	—	—	2,851
Loss for the year—2000	—	—	—	(293)	—	—	(293)	$(293)

Balance, August 31, 2000	12,620,000	12,620	3,232	(13,294)	—	—	2,558
Loss for the year—2001	—	—	—	(32,558)	—	—	(32,558)	$(32,558)

Balance, August 31, 2001	12,620,000	12,620	3,232	(45,852)	—	—	(30,000)

Shares issued for:
Cash	619,001	619	370,781	—	—	—	371,400
Acquisition (Note 2)	5,000,000	5,000	—	—	—	—	5,000

	5,619,001	5,619	370,781	(45,852)	—	—	376,400
Loss for the year—2002	—	—	—	(201,271)	—	—	(201,271)	$(201,271)
Foreign currency translation adjustment	—	—	—	—	16,065	—	16,065	16,065

								$(185,206)

Balance, August 31, 2002	18,239,001	18,239	374,013	(247,123)	16,065	—	161,194

Loss for the year—2003	—	—	—	(473,539)	—	—	(473,539)	$(473,539)
Shares issued for cash	400,000	400	68,050	—	—	(14,000)	54,450
Foreign currency translation adjustment	—	—	—	—	1,656	—	1,656	1,656

								$(471,883)

Balance, August 31, 2003	18,639,001	$18,639	$442,063	$(720,662)	$17,721	$(14,000)	$(256,239)

See accompanying notes.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Stockholders' Equity

For the years ended August 31, 2002, 2001, 2000 and cumulative period from inception on May 30, 1997 to August 31, 2002

	Common Stock			Deficit Accumulated During the Development Stage
					Accumulated Other Comprehensive Income
	Number of Shares	Par Value	Additional Paid-In Capital			Total	Comprehensive Loss
Loss for the period from inception on May 30, 1997 to August 31, 1998	—	$—	$—	$(5,600)	$—	$(5,600)	$(5,600)

Shares issued for:
Cash	10,620,000	10,620	3,232	—	—	13,852
Intellectual property	2,000,000	2,000	—	—	—	2,000

	12,620,000	12,620	3,232	(5,600)	—	10,252
Loss for the year—1999	—	—	—	(7,401)	—	(7,401)	$(7,401)

Balance, August 31, 1999	12,620,000	12,620	3,232	(13,001)	—	2,851
Loss for the year—2000	—	—	—	(293)	—	(293)	$(293)

Balance, August 31, 2000	12,620,000	12,620	3,232	(13,294)	—	2,558
Loss for the year—2001	—	—	—	(32,558)	—	(32,558)	$(32,558)

Balance, August 31, 2001	12,620,000	12,620	3,232	(45,852)	—	(30,000)

Shares issued for:
Cash	619,001	619	370,781	—	—	371,400
Acquisition (Note 2)	5,000,000	5,000	—	—	—	5,000

Balance, September 1, 2001	5,619,001	5,619	370,781	(45,852)	—	376,400
Loss for the year—2002	—	—	—	(201,271)	—	(201,271)	$(201,271)
Foreign currency translation adjustment	—	—	—	—	16,065	16,065	16,065

							$(185,206)

Balance, August 31, 2002	18,239,001	$18,239	$374,013	$(247,123)	$16,065	$161,194

See accompanying notes.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Stockholders' Equity

For the cumulative period from inception
on May 30, 1997 to November 30, 2003

	Common Stock			Deficit Accumulated During the Development Stage
					Accumulated Other Comprehensive Income
	Number of Shares	Par Value	Additional Paid-In Capital			Stock Subscriptions Receivable	Total	Comphrehensive Loss
Loss for the period from inception on May 30, 1997 to August 31, 1998	—	$—	$—	$(5,600)	$—	$—	$(5,600)	$(5,600)

Shares issued for:
Cash	10,620,000	10,620	3,232	—	—	—	13,852
Intellectual property	2,000,000	2,000	—	—	—	—	2,000

	12,620,000	12,620	3,232	(5,600)	—	—	10,252
Loss for the year — 1999	—	—	—	(7,401)	—	—	(7,401)	$(7,401)

Balance, August 31, 1999	12,620,000	12,620	3,232	(13,001)	—	—	2,851
Loss for the year — 2000	—	—	—	(293)	—	—	(293)	$(293)

Balance, August 31, 2000	12,620,000	12,620	3,232	(13,294)	—	—	2,558
Loss for the year — 2001	—	—	—	(32,558)	—	—	(32,558)	$(32,558)

Balance, August 31, 2001	12,620,000	12,620	3,232	(45,852)	—	—	(30,000)

Shares issued for:
Cash	619,001	619	370,781	—	—	—	371,400
Acquisition	5,000,000	5,000	—	—	—	—	5,000

	5,619,001	5,619	370,781	(45,852)	—	—	376,400
Loss for the year — 2002	—	—	—	(201,271)	—	—	(201,271)	$(201,271)
Foreign currency translation adjustment	—	—	—	—	16,065	—	16,065	16,065

Balance, August 31, 2002	18,239,001	18,239	374,013	(247,123)	16,065	—	161,194	$(185,206)

Loss for the year — 2003	—	—	—	(473,539)	—	—	(473,539)	$(473,539)
Shares issued for cash	400,000	400	68,050	—	—	(14,000)	54,450
Foreign currency translation adjustment	—	—	—	—	1,656	—	1,656	1,656

Balance, August 31, 2003	18,639,001	18,639	442,063	(720,662)	17,721	(14,000)	(256,239)	$(471,883)

Loss for the three months — November 2003	—	—	—	(70,185)	—	—	(70,185)	$(70,185)
Shares issued for cash	62,500	63	9,937	—	—	14,000	24,000
Foreign currency translation adjustment	—	—	—	—	(593)	—	(593)	(593)

	18,701,501	$18,702	$452,000	$(790,847)	$17,128	$—	$(303,017)	$(70,778)

See accountants' compilation report.

EXHIBIT FS-4

Micromedx Inc., audited statements of cash flows
years ended August 31, 2003, 2002, and cumulative
from inception on May 30, 1997 to August 31, 2003
and an unaudited statement from September 1, 2003
through November 30, 2003.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Cash Flows

For the years ended August 31, 2003, 2002, 2001 and cumulative period from inception on May 30, 1997 to August 31, 2003

	2003	2002	2001	Cumulative Period to August 31, 2003
Cash flows from operating activities:
Net loss	$(473,539)	$(201,271)	$(32,558)	$(720,662)
Depreciation and related	2,809	426	2,604	5,839
Changes in other current assets and current liabilities:
Accounts receivable	5,999	(5,279)	—	720
Inventory	(223)	527	—	304
Accounts payable and accrued expenses	328,321	(31,403)	29,933	326,918

	(136,633)	(237,000)	(21)	(386,881)

Cash flows from investing activities:
Cash received in acquisition (Note 2)	—	8,894	—	8,894
Purchase of property and equipment	(61,343)	(3,150)	—	(64,493)
Other	—	—	1	(604)

	(61,343)	5,744	1	(56,203)

Cash flows from financing activities:
Issuance of common stock	54,450	371,400	—	439,702

Effect of exchange rate changes on cash	1,656	16,065	—	17,721

Net increase (decrease) in cash	(141,870)	156,209	(20)	14,339
Cash—beginning	156,209	—	20	—

Cash—ending	$14,339	$156,209	$—	$14,339

See accompanying notes.

MICROMEDX INC. (A Development Stage Company)

Notes to Consolidated Financial Statements

1.     Summary of Significant Accounting Policies:

Nature of Business and Financial Outlook:

        Micromedx Inc. (the Company) was incorporated in the State of Nevada on May 30, 1997, and its purpose is to develop, manufacture and distribute certain immuno-diagnostic medical products worldwide to physicians, health care providers, clinical laboratories, and retail outlets. The Company is a development stage organization that has yet to incur any significant financial or operating activity. The Company intends to fund near term research, development and operations startup needs through the sale of common stock.

        These financial statements have been prepared assuming the Company will continue as a going concern, however, since inception, it has not earned significant revenues and is considered to be in the development stage which raises substantial doubt about its ability to continue as a going concern. Management is of the opinion that sufficient financing will be obtained from external sources to provide the Company with the ability to continue in the process of development to achieve commercial production and sales of products. For the period from inception on May 30, 1997 to August 31, 2003, the Company has obtained, through issuance of common shares, cash financing aggregating $439,702. However, there can be no certainty as to the availability of continued financing in the future. Failure to obtain sufficient financing may require the Company to reduce its operating activities. A failure to continue as a going concern would then require stated amounts of assets and liabilities be reflected on a liquidation basis which could differ from the going concern basis.

Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation:

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Biognostics Inc. All intercompany transactions and balances have been eliminated.

Foreign Currency Translation:

        The Company translates the assets and liabilities of Biognostics Inc. at the year end exchange rate; income statement amounts are converted at the average rate of exchange for the year. Translation gains and losses are included within accumulated other comprehensive income.

Cash:

        Cash in financial institutions may exceed insured limits at various times throughout the year, and subject the Company to concentrations of credit risk.

Inventory:

        Inventory of diagnostics kits is valued primarily at the lower of first-in, first-out cost or market.

Property and Equipment:

        Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using the declining balance method.

Income Taxes:

        The provision for income taxes is based on pretax financial accounting income. There are no significant differences between financial and tax accounting that would otherwise give rise to deferred income taxes on the accompanying financial statements. The Company, however, recognizes future tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not.

2.     Acquisition:

        On September 1, 2001, the Company acquired all of the common stock of Biognostics Inc. through the issuance of 5,000,000 shares of the Company's stock, in a business combination accounted for as a purchase. Biognostics Inc. was incorporated in the Province of Ontario, Canada to provide the same services that the Company intends to provide, and is similarly in the development stage of activity. The activities of the Company have been included in the financial statements of the Company since the date of acquisition, and will be the foundation from which the Company intends to develop its business. The fair value of the net assets acquired ($5,000) consists of the following assets and liabilities:

Cash	$8,894
Receivables	1,283
Inventory	4,062
Accounts payable and other liabilities	(9,239)

$5,000

3.     Property and Equipment:

	2003	2002
Lab equipment	$55,769	$—
Computer and office equipment	8,724	3,150

	64,493	3,150
Less accumulated depreciation	3,235	426

	$61,258	$2,724

        The lab equipment was acquired from an officer/stockholder in 2003, and was not yet placed in service as of August 31, 2003.

4.     Income Taxes:

        At August 31, 2003 and 2002, the Company has U.S. and Canadian tax net operating loss carryforwards totaling approximately $553,000 and $181,000. These carryforwards may be used to offset future taxable income, and expire in varying amounts through 2023. No tax benefit has been reported in the financial statements, however, because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the $159,000 and $52,000 estimated cumulative tax benefit of the loss carryforwards at August 31, 2003 and 2002 have been offset by a valuation allowance of the same amount.

5.     Leases:

        The Company performs its research and other startup activities from offices located in Southern Ontario, Canada. Rent expense for the years ended August 31, 2003 and 2002 was $33,542 and $39,563. There currently are no long-term lease arrangements that the Company is committed to, however, it is negotiating with selected landlord prospects for space commitments.

6.     Related Party Transactions:

        Through August 31, 2003, certain organizing officer/stockholders provided consulting services and assets to the Company. Transactions and balances related to this activity are as follows:

	2003	Through 2002
Accounts payable at August 31	$306,242	$3,183
Consulting services expense	$326,000	$75,000
Lab equipment acquired	$55,769	$—

        In November 2003, accounts payable to officer/stockholders totaling $153,182 was converted to 1,061,380 shares of common stock.

7.     Fair Value of Financial Instruments:

        The fair value of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturity.

8.     Loss Per Common Share:

        Basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the period. There are no dilutive potential common shares outstanding.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Cash Flows

For the years ended August 31, 2002, 2001, 2000 and cumulative period from inception on May 30, 1997 to August 31, 2002

	2002	2001	2000	Cumulative Period to August 31, 2002
Cash flows from operating activities:
Net loss	$(201,271)	$(32,558)	$(293)	$(247,123)
Depreciation and related	426	2,604	—	3,030
Changes in other current assets and current liabilities:
Accounts receivable	(5,279)	—	—	(5,279)
Inventory	527	—	—	527
Accounts payable and accrued expenses	(31,403)	29,933	67	(1,403)

	(237,000)	(21)	(226)	(250,248)

Cash flows from investing activities:
Cash received in acquisition (Note 2)	8,894	—	—	8,894
Purchase of property and equipment	(3,150)	—	—	(3,150)
Other	—	1	(605)	(604)

	5,744	1	(605)	5,140

Cash flows from financing activities:
Issuance of common stock	371,400	—	—	385,252

Effect of exchange rate changes on cash	16,065	—	—	16,065

Net increase (decrease) in cash	156,209	(20)	(831)	156,209
Cash—beginning	—	20	851	—

Cash—ending	$156,209	$—	$20	$156,209

See accompanying notes.

MICROMEDX INC. (A Development Stage Company)

Notes to Consolidated Financial Statements

1.     Summary of Significant Accounting Policies:

Nature of Business and Financial Outlook:

        Micromedx Inc. (the Company) was incorporated in the State of Nevada on May 30, 1997, and its purpose is to develop, manufacture and distribute certain immuno-diagnostic medical products worldwide to physicians, health care providers, clinical laboratories, and retail outlets. The Company is a development stage organization that has yet to incur any significant financial or operating activity. The Company intends to fund near term research, development and operations startup needs through the sale of common stock.

        These financial statements have been prepared assuming the Company will continue as a going concern, however, since inception, it has not earned significant revenues and is considered to be in the development stage which raises substantial doubt about its ability to continue as a going concern. Management is of the opinion that sufficient financing will be obtained from external sources to provide the Company with the ability to continue in the process of development to achieve commercial production and sales of products. For the period from inception on May 30, 1997 to August 31, 2002, the Company has obtained, through issuance of common shares, cash financing aggregating $385,252. However, there can be no certainty as to the availability of continued financing in the future. Failure to obtain sufficient financing may require the Company to reduce its operating activities. A failure to continue as a going concern would then require stated amounts of assets and liabilities be reflected on a liquidation basis which could differ from the going concern basis.

Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation:

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Biognostics Inc. All intercompany transactions and balances have been eliminated.

Foreign Currency Translation:

        The Company translates the assets and liabilities of Biognostics Inc. at the year end exchange rate; income statement amounts are converted at the average rate of exchange for the year. Translation gains and losses are included within accumulated other comprehensive income.

Cash:

        Cash in financial institutions may exceed insured limits at various times throughout the year, and subject the Company to concentrations of credit risk.

Inventory:

        Inventory of diagnostics kits is valued primarily at the lower of first-in, first-out cost or market.

Property and Equipment:

        Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using the declining balance method.

Income Taxes:

        The provision for income taxes is based on pretax financial accounting income. There are no significant differences between financial and tax accounting that would otherwise give rise to deferred income taxes on the accompanying financial statements. The Company, however, recognizes future tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not.

2.     Acquisition:

        On September 1, 2001, the Company acquired all of the common stock of Biognostics Inc. through the issuance of 5,000,000 shares of the Company's stock, in a business combination accounted for as a purchase. Biognostics Inc. was incorporated in the Province of Ontario, Canada to provide the same services that the Company intends to provide, and is similarly in the development stage of activity. The activities of the Company have been included in the financial statements of the Company since the date of acquisition, and will be the foundation from which the Company intends to develop its business. The fair value of the net assets acquired ($5,000) consists of the following assets and liabilities:

Cash	$8,894
Receivables	1,283
Inventory	4,062
Accounts payable and other liabilities	(9,239)

$5,000

3.     Property and Equipment:

	2002	2001
Computer equipment	$3,150	$—
Less accumulated depreciation	426	—

	$2,724	$—

4.     Income Taxes:

        At August 31, 2002, the Company has U.S. and Canadian tax net operating loss carryforwards totaling approximately $181,000. These carryforwards may be used to offset future taxable income, and expire in varying amounts through 2022. No tax benefit has been reported in the financial statements, however, because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the $52,000 estimated cumulative tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount.

5.     Leases:

        The Company performs its research and other startup activities from three offices located in Southern Ontario, Canada. Rent expense for the year ended August 31, 2002 was $39,563. There currently are no long-term lease arrangements that the Company is committed to, however, it is negotiating with selected landlord prospects for space commitments.

6.     Related Party Transactions:

        Through 2002, certain organizing stockholders provided consulting services to the Company for fees totaling $75,000. Amounts payable at August 31, 2002 total $3,183.

7.     Fair Value of Financial Instruments:

        The fair value of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturity.

8.     Loss Per Common Share:

        Basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the period. There are no dilutive potential common shares outstanding.

MICROMEDX INC. (A Development Stage Company)

Consolidated Statements of Cash Flows

For the three months ended November 30, 2003 and cumulative
period from inception on May 30, 1997 to November 30, 2003

	Three Months Ended November 30, 2003	Cumulative Period to November 30, 2003
Cash flows from operating activities:
Net loss	$(70,185)	$(790,847)
Depreciation and related	73	5,912
Changes in other current assets and current liabilities:
Accounts receivable	(1,040)	(320)
Inventory	(250)	54
Accounts payable and accrued expenses	50,527	377,445

Net cash flows for operating activities	(20,875)	(407,756)

Cash flows from investing activities:
Cash received in acquisition	—	8,894
Purchase of property and equipment	(181)	(64,674)
Other	—	(604)

Net cash flows for investing activities	(181)	(56,384)

Cash flows from financing activities:
Issuance of common stock	24,000	463,702

Effect of exchange rate changes on cash	(593)	17,128

Net increase in cash	2,351	16,690
Cash—beginning	14,339	—

Cash—ending	$16,690	$16,690

See accountants' compilation report.

PART III

Item 1.    Index to Exhibits

        The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

Item 2.    Description of Exhibits

        The following documents are filed herein as exhibit numbers 2, 3, 5 and 6:

Exhibit Number		Description
2		Charter and By-Laws
	2.1	Certificate Amending Articles of Incorporation of Winq Industries, Inc. changing name to "Micromedx, Inc.
	2.2	Certificate of Amendment of Articles of Incorporation of Michael Vision Technologies Corporation changing name to "Winq Industries, Inc."
	2.3	Articles of Incorporation Michael Vision Technologies Corporation
	2.4	By-Laws of Michael Vision Technologies Corporation
	2.5	Articles of Amendment of 1269487 Ontario Inc. changing name to "Biognostics Inc."
	2.6	Articles of Incorporation of 1269437 Ontario Inc.
3	None	Instruments Defining the Rights of Security Holders
5	None	Voting Trust Agreements
6		Material Contracts
	6.1	Share Purchase Agreement for Acquisition of Biognostics Inc.

SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEDX, INC.
DATE: January 30, 2004	By:	/s/ JOSEPH DE ROSE JOSEPH DE ROSE Chief Executive Officer

CERTIFICATIONS

        I, Joseph De Rose, certify that:

1.
I have reviewed this Form 10-SB (the "Form 10-SB") of Micromedx Inc.

2.
Based on my knowledge, the Form 10-SB does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Form 10-SB.

3.
Based on my knowledge, the financial statements, and the financial information included in this Form 10-SB, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the Form 10-SB.

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Form 10-SB is being prepared;

b)
Evaluated the effectiveness of the registrant's disclosure controls and procedures as of November 30, 2003 (the "Evaluation Date"); and

c)
Presented in this Form 10-SB our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in the Form 10-SB whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED: January 30, 2004

/s/ JOSEPH DE ROSE JOSEPH DE ROSE Chief Executive Officer

        I, Talal Chehab, certify that:

1.
I have reviewed this Form 10-SB (the "Form 10S-B") of Micromedx Inc.

2.
Based on my knowledge, the Form 10-SB does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Form 10-SB.

3.
Based on my knowledge, the financial statements, and the financial information included in this Form 10-SB, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the Form 10-SB.

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Form 10-SB is being prepared;

b)
Evaluated the effectiveness of the registrant's disclosure controls and procedures as of November 30, 2003 (the "Evaluation Date"); and

c)
Presented in this Form 10-SB our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in the Form 10-SB whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED: January 30, 2004

/s/ TALAL CHEHAB TALAL CHEHAB Chief Financial Officer

QuickLinks

MICROMEDX, INC. FORM 10-SB TABLE OF CONTENTS
PART I
  Item 1. Description of Business
  Item 2: Management's Discussion and Analysis or Plan of Operation
  Item 3. Description of Property
  Item 4. Securities Ownership of Certain Beneficial Owners and Management
  Item 5. Directors, Executive Officers, Promoters and Control Persons
PART II
PART F/S
FINANCIAL STATEMENTS
EXHIBIT FS-1
EXHIBIT FS-2
EXHIBIT FS-3
EXHIBIT FS-4
PART III
SIGNATURES
CERTIFICATIONS